Exhibit 99.1

Huazhu Group Limited Announces Change of Chief Financial Officer

SHANGHAI, China, April 28, 2021 -- Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu” or the “Company”), a world-leading hotel group, today announced that Mr. Teo Nee Chuan will resign as chief financial officer of the Company for personal reasons, effective May 10, 2021.

Ms. Hui Chen, chief compliance officer of the Company since February 2020, has been appointed to serve as chief financial officer of the Company, effective May 10, 2021. Ms. Chen has deep financial management expertise in the travel and hotel industries in China. She was the chief financial officer of Cjia Group Limited, a Huazhu affiliate company providing apartment services, from March 2018 to February 2020. From 2014 to early 2016, Ms. Chen served as Huazhu’s executive vice president of finance responsible for internal financial management and chief financial officer. Her previous work experiences also include chief financial officer of Home Inns Group and finance director of Ctrip.com. Ms. Chen received her master’s degree in management from Shanghai Jiaotong University.

Ms. Fei Ye, the vice president of strategic investment and capital market of the Company, and Mr. Dong Li, the chief accounting officer of the Company, have been appointed to serve as deputy chief financial officers of the Company, effective May 10, 2021. Ms. Fei Ye has served as Huazhu’s vice president of strategic investment and capital market since March 2016 and is in charge of Huazhu’s investment and portfolio management globally. Over the years, she led the acquisitions of Crystal Orange, Blossom House and Deutsche Hospitality, and the formation of a China-focused hospitality real-estate fund. Prior to joining Huazhu, she was a director of CITIC Capital’s direct investment team. Ms. Ye received her bachelor’s degree in finance from Shanghai Jiaotong University and her MBA from Harvard Business School. Mr. Dong Li has served as chief accounting officer of Huazhu since June 2020 and chief financial officer of Huazhu China Region since December 2020. Before joining Huazhu, he was the financial planning and analysis head of the Asia-Pacific, middle east and north Africa regions of PepsiCo, Inc. Mr. Li received his MBA from Stern School of Business of New York University.

Mr. Qi Ji, the Company’s chairman and chief executive officer, commented “Teo has been a valued member of our management team and has contributed significantly to the success of Huazhu’s business over the past five years. As chief financial officer, Teo championed company-wide efforts to achieve Huazhu’s strategic goals and create shareholder value. On behalf of the Company and the board, I would like to thank Teo for his contribution and service to the Company and wish him every success in his future endeavors.”

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of March 31, 2021, Huazhu operated 6,881 hotels with 662,512 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of the acquisition of Deutsche Hospitality (“DH”) on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotels. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of March 31, 2021, Huazhu operates 16 percent of its hotel rooms under lease and ownership model, and 84 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995

The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information

Huazhu Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

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